United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 30 - May 06, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	April 30, 2025
Transaction in Own Shares	May 1, 2025
Transactions in Own Shares and Programme Update	May 2, 2025
Transactions in Own Shares	May 6, 2025

2

April 30, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 29 April 2025 it purchased a total of: (i) 38,714 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 19,440 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	29 April 2025	29 April 2025	29 April 2025	29 April 2025	29 April 2025
Aggregate number of ordinary shares purchased	38,714	11,664	1,944	5,832	0
Highest price paid (per ordinary share)	USD 88.9700	GBP 66.9000	GBP 66.5000	GBP 66.5000	GBP 0
Lowest price paid (per ordinary share)	USD 87.1800	GBP 65.1000	GBP 65.5000	GBP 65.0000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 88.2966	GBP 65.9899	GBP 66.0046	GBP 65.6709	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7197G_1-2025-4-29.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

May 1, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 30 April 2025 it purchased a total of: (i) 36,191 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 19,450 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	30 April 2025	30 April 2025	30 April 2025	30 April 2025	30 April 2025
Aggregate number of ordinary shares purchased	36,191	11,670	1,945	5,835	0
Highest price paid (per ordinary share)	USD 90.5800	GBP 67.7000	GBP 67.7000	GBP 67.7000	GBP 0
Lowest price paid (per ordinary share)	USD 88.8800	GBP 66.8000	GBP 66.9000	GBP 66.8000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 89.7906	GBP 67.1540	GBP 67.2017	GBP 67.2169	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9392G_1-2025-4-30.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

May 2, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares and Programme Update

The Company confirms that on 1 May 2025 it purchased a total of: (i) 36,235 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 18,727 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate). The Company announced on 28 March 2025 that the aggregate amount for purchases in respect of the initial tranche of the Programme (expected to be completed by 23 May 2025) was EUR 275,000,000, of which EUR 67,000,000 would be in respect of the London Trading Venues. The Company today announces that whilst the aggregate amount in respect of the initial tranche remains the same, the amount in respect of the London Trading Venues has been increased from EUR 67,000,000 to EUR 76,000,000 (with purchases on the London Trading Venues expected to be completed by 16 May 2025, as previously announced).

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	01 May 2025	01 May 2025	01 May 2025	01 May 2025	01 May 2025
Aggregate number of ordinary shares purchased	36,235	11,365	1,894	5,468	0
Highest price paid (per ordinary share)	USD 90.0600	GBP 67.9000	GBP 67.9000	GBP 67.9000	GBP 0
Lowest price paid (per ordinary share)	USD 89.3100	GBP 67.2000	GBP 67.2000	GBP 67.1000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 89.6804	GBP 67.6117	GBP 67.4955	GBP 67.4880	GBP 0

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/1539H_1-2025-5-1.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

May 6, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on:

a.02 May 2025 it purchased a total of: (i) 29,925 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 30,256 ordinary shares on the London Trading Venues[2]; and
b.05 May 2025 it purchased a total of: (i) 30,130 ordinary shares of EUR 0.01 on the US Trading Venues[1] and (ii) 0 ordinary shares3 on the London Trading Venues,

in each case, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

02 May 2025

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	02 May 2025	02 May 2025	02 May 2025	02 May 2025	02 May 2025
Aggregate number of ordinary shares purchased	29,925	18,153	3,026	9,077	0
Highest price paid (per ordinary share)	USD 90.6000	GBP 68.1000	GBP 68.1000	GBP 68.1000	GBP 0
Lowest price paid (per ordinary share)	USD 89.6500	GBP 67.2000	GBP 67.2000	GBP 67.4000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 90.1029	GBP 67.8958	GBP 67.8740	GBP 67.8812	GBP 0

05 May 2025

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	05 May 2025	05 May 2025	05 May 2025	05 May 2025	05 May 2025
Aggregate number of ordinary shares purchased	30,130	0	0	0	0
Highest price paid (per ordinary share)	USD 90.0000	GBP 0	GBP 0	GBP 0	GBP 0
Lowest price paid (per ordinary share)	USD 88.3700	GBP 0	GBP 0	GBP 0	GBP 0
Volume weighted average price paid (per ordinary share)	USD 89.4889	GBP 0	GBP 0	GBP 0	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4361H_1-2025-5-5.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.
3 No ordinary shares were purchased on the London Trading Venues on 05 May 2025 due to market closure for the UK's Early May Bank Holiday

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 6, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary